                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                   ----------



                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from _________________ to ____________________


                          Commission file number 0-7949


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              FIRST HAWAIIAN, INC.

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                                      PAGE

 Report of Independent Accountants                                                      2

 Financial Statements:
   Statements of net assets available for plan benefits
     at December 31, 1997 and 1996                                                      3
   Statements of changes in net assets available for plan
     benefits for the years ended December 31, 1997 and 1996                            4
   Notes to financial statements                                                        5

 Supplemental Schedules:
   Item 27a - Schedule of assets held for investment purposes
     at December 31, 1997                                                              19
   Item 27d - Schedule of reportable transactions
     for the year ended December 31, 1997                                              20

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Profit Sharing Committee
  of First Hawaiian, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan (the "Plan") of First Hawaiian, Inc. (the "Company") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in Note 9 is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Honolulu, Hawaii
May 12, 1998

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996



                                               1997           1996
                                           ------------   ------------
ASSETS
  Investments, at fair value (note 4)      $144,542,190   $115,756,084
  Cash                                          109,547        326,097
  Contributions receivable from employer      3,082,342      3,102,097
  Interest and dividends receivable                  --        921,870
                                           ------------   ------------
                                            147,734,079    120,106,148
                                           ------------   ------------
LIABILITIES
  Due to broker for securities purchased             --         36,641
  Accrued expenses                               13,522            934
                                           ------------   ------------
                                                 13,522         37,575
                                           ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $147,720,557   $120,068,573
                                           ============   ============










    The accompanying notes are an integral part of the financial statements.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (NOTE 9)
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                      1997           1996
                                                  ------------   ------------
ADDITIONS
   Employer contributions (note 8)                $ 11,945,231   $ 11,830,034
   Interest and dividend income                     11,378,218      3,542,360
   Net appreciation of investments (note 4)         11,252,475      9,562,172
   Transfer from other retirement plan (note 5)        889,411             --
                                                  ------------   ------------
                                                    35,465,335     24,934,566
                                                  ------------   ------------
DEDUCTIONS
   Payments made to participants                     7,744,784      6,362,179
   Administrative expenses                              68,567         52,463
                                                  ------------   ------------
                                                     7,813,351      6,414,642
                                                  ------------   ------------

       Increase in net assets                       27,651,984     18,519,924

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                               120,068,573    101,548,649
                                                  ------------   ------------

   End of year                                    $147,720,557   $120,068,573
                                                  ============   ============








    The accompanying notes are an integral part of the financial statements.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN FINANCIAL STATEMENTS -

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

    The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

VALUATION OF INVESTMENTS AT FAIR VALUE -

    Investments in securities (i.e., common stocks and mutual funds) traded on national securities exchanges are valued at the last reported sales price on the last business day of the year. Investments in such securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

    Investments in the First Hawaiian Bank Investment Funds for Employee Benefit Trusts are valued at the unit share value as determined by the funds. The investment funds value their investments in securities using the methods described above. The unit share value is determined by dividing net assets of the fund by the number of unit shares.

    Notes and mortgages are valued at the lower of the unpaid principal balance or estimated realizable value.

    The guaranteed investment contract funds are valued at the unit share value as reported by the funds.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

PROFIT SHARING PLAN STRUCTURE -

    Prior to May 1, 1997, participants in the Plan could direct the investment of contributions, in such proportions as they desired, to any of the following trust fund investments: First Hawaiian Bank Equity Fund, First Hawaiian Bank Fixed Income Fund, Guaranteed Investment Contract Fund, and First Hawaiian Bank Investment Monitor Account ("IMA") Fund. Participants in the Company's frozen Thrift Plan maintained balances in the First Hawaiian Bank Thrift Account Pooled Fixed Income Fund.

    On May 1, 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of investing their contributions in any one of the following funds: Putnam Voyager Fund, Putnam Income Fund, Stable Value Fund, Putnam Vista Fund, First Hawaiian, Inc. Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, and Putnam New Opportunities Fund.

    The Company also has a 401(k) YesPay Savings Plan in which eligible employees may elect to defer a portion of their compensation by contributing to a YesPay Savings Account. Contributions and transactions related to the YesPay Savings Account are accounted for separately in the funds described above.

OTHER -

    Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation and net realized gains or losses for the year are netted and reflected in the statement of changes in net assets available for plan benefits.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

2.  DESCRIPTION OF PLAN

The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The significant provisions and benefits under the Plan are as follows:

   PARTICIPATION:                           Employees who receive from the
                                            Company or certain subsidiaries a
                                            regular stated compensation other
                                            than a pension, severance pay,
                                            retainer or fee under contract are
                                            eligible under the Plan. Eligible
                                            employees become members on the
                                            first day of the month coinciding
                                            with or next following the
                                            completion of one year of service in
                                            which the employee worked 1,000
                                            hours.

   VESTING OF BENEFITS:                     20% for each year of service with
                                            full vesting after five years of
                                            service. Full vesting is provided in
                                            case of a member's death, retirement
                                            or disability regardless of years of
                                            service.

                                            Employees are fully vested in
                                            Employer Matching Contribution after
                                            one year of service in their YesPay
                                            Savings Account balance.

   CONTRIBUTIONS - COMPANY:                 The Company's contribution to the
                                            profit sharing account is based on a
                                            formula that is related to the
                                            percentage increase in the Company's
                                            consolidated net earnings, as
                                            adjusted for business entities that
                                            have been acquired by the Company
                                            during any Plan year, over the
                                            previous year. At a minimum,
                                            however, the Company will contribute
                                            5% of each member's compensation.
                                            The Company pays out one-half (1/2)
                                            of the amount computed as a cash
                                            bonus under the Company's Bonus Plan
                                            for Employees. The other half is
                                            contributed into the Profit Sharing
                                            Plan.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

                                            Each member may elect to defer from
                                            1% to 10% of his pre-tax
                                            compensation. The amount by which
                                            compensation is reduced is treated
                                            as a Company contribution to the
                                            YesPay Savings Account. The Company
                                            matches 150% for the first 1% of
                                            contributions, 100% for the second
                                            1% of contributions and 50% for the
                                            third 1% of contributions. Matching
                                            contributions are made by the
                                            Company on a pay-period basis.

   LOANS FROM MEMBER ACCOUNTS:              Any member may borrow part of the
                                            net value of his Deferred Profit
                                            Sharing and YesPay Savings Accounts
                                            for the purposes of assisting the
                                            member in meeting any unusual or
                                            unforeseen conditions in his
                                            financial affairs.

   ALLOCATION OF COMPANY CONTRIBUTIONS:     Company contributions to the Profit
                                            Sharing Plan Account are allocated
                                            to members based upon the
                                            relationship of the member's
                                            compensation for the plan year
                                            divided by the total compensation of
                                            all members entitled to an allocable
                                            share of the Profit Sharing
                                            contributions.

   TREATMENT OF FORFEITURES:                Forfeitures are applied to reduce
                                            future contributions and
                                            administrative expenses of the
                                            Company. Forfeitures applied to
                                            reduce contributions and
                                            administrative expenses of the
                                            Company amounted to $155,230 and
                                            $231,232 in 1997 and 1996,
                                            respectively.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

   BENEFIT PAYMENTS:                        After the applicable benefit
                                            condition is met, employees may
                                            elect to receive their benefits in a
                                            lump-sum distribution or in monthly
                                            or other periodic equal installments
                                            as nearly equal in amount as may be
                                            practicable over a period not to
                                            exceed life expectancy.

                                            In addition, upon written
                                            application and approval, a member
                                            may obtain a hardship withdrawal not
                                            to exceed his vested interest for
                                            medical expenses, education and
                                            attendant expenses of a child, and
                                            acquisition or improvement of a
                                            member's home.

   PLAN TERMINATION:                        In the event the Plan terminates,
                                            all amounts credited to affected
                                            members' accounts shall become
                                            nonforfeitable and after payment of
                                            all related expenses and adjustment
                                            of affected members' accounts to
                                            reflect such expenses, profits and
                                            losses and forfeitures to date of
                                            termination, each member or the
                                            beneficiary of any member shall be
                                            entitled to receive his entire
                                            interest in the Plan.

   GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.


3.  INVESTMENT PROGRAMS

The funds listed below were the investment options available to Plan participants as of December 31, 1997. Any of these funds may be held in cash pending investment or distribution.

(a)     Putnam Voyager Fund

The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

(b)     Putnam Income Fund

The objective of this fund is to provide high current income. This fund primarily invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. A portion of the portfolio may also include lower-rated bonds that may offer a higher yield in compensation for increased risk.

(c)     Stable Value Fund

The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

This fund is a combination of shares of Putnam Stable Value Fund, shares of the U.S. Trust Capital Preservation Fund, a Metropolitan Life Insurance Company investment contract, and money market instruments. Participant contributions made on or after May 1, 1997 were directed to Putnam Stable Value Fund. All investments should be in Putnam Stable Value Fund by January 1, 1999.

(d)     Putnam Vista Fund

The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

(e)     First Hawaiian, Inc. Stock Fund

This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of First Hawaiian, Inc. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

(f)     Putnam International Growth Fund

The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

(g)     Putnam S&P 500 Index Fund

The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

(h)     Putnam Asset Allocation Funds

The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

    Conservative Portfolio

    The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

    Balanced Portfolio

    The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

    Growth Portfolio

    The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

(i)     Putnam New Opportunities Fund

The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services, and value-oriented consuming.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

4.  INVESTMENTS

Plan assets were managed by First Hawaiian Bank under a trust agreement through April 30, 1997. Beginning May 1, 1997, Plan assets were managed by Putnam. At December 31, 1997 and 1996, investments of the Plan were as follows:

                                                      1997                          1996
                                          ---------------------------   ---------------------------
                                              COST        FAIR VALUE        COST        FAIR VALUE
                                          ------------   ------------   ------------   ------------
 INVESTMENTS AT FAIR VALUE AS DETERMINED
 BY QUOTED MARKET PRICE:
  Common stocks:
    First Hawaiian, Inc.                  $         --   $         --    $ 1,980,589   $ 10,892,210
    Other                                           --             --         36,375        450,000
  First Hawaiian Bank Investment
    Funds for Employee Benefit Trusts:
      Pooled Equity Fund                            --             --     13,148,430     22,236,189
      Pooled Fixed Income Fund                      --             --      5,142,756      9,697,040
  Short-term cash investments:
    USTPN Federal Government Obligation             --             --             12             12
    Bishop Street Money Market Fund,                --             --      1,969,129      1,969,129
        managed by First Hawaiian Bank
    Fidelity Institutional Cash                     --             --      3,712,468      3,712,468
        Portfolio
  Mutual funds:
    Putnam Voyager Fund                     25,397,331     29,141,564             --             --
    Putnam Income Fund                       4,807,869      4,900,621             --             --
    Putnam Stable Value Fund                 1,091,450      1,091,450             --             --
    Putnam Vista Fund                       12,830,758     13,212,432             --             --
    First Hawaiian, Inc. Stock Fund          7,141,573      8,031,838             --             --
    Putnam International Growth Fund         7,672,834      7,220,604             --             --
    Putnam S&P 500 Index Fund               11,733,391     12,860,367             --             --
    Putnam Asset Allocation -                9,878,333      9,690,370             --             --
        Conservative Portfolio
    Putnam Asset Allocation - Balanced      15,224,523     14,699,600             --             --
        Portfolio
    Putnam Asset Allocation - Growth        12,819,551     12,543,034             --             --
        Portfolio
    Putnam New Opportunities Fund           20,007,482     21,897,027             --             --
    Fidelity Adv Equity Portfolio                   --             --     14,259,939     17,328,110
        Growth Fund
    Fidelity Adv Growth Opportunity                 --             --      4,331,409      5,221,445
        Fund
    Fidelity Adv Equity Portfolio                   --             --     13,696,980     15,274,142
        Income Fund
    Fidelity Adv Strategic                          --             --      8,688,100      8,650,744
        Opportunities Fund
                                          ------------   ------------    -----------   ------------
                                           128,605,095    135,288,907     66,966,187     95,431,489
                                          ------------   ------------    -----------   ------------
INVESTMENTS AT ESTIMATED FAIR VALUE:
  Guaranteed investment contract funds:
    USTPN Capital Preservation Fund          6,441,652      6,441,652     12,056,709     13,296,538
    Westport Stable Return Fund                     --             --      2,991,515      4,093,509
                                          ------------   ------------    -----------   ------------
                                             6,441,652      6,441,652     15,048,224     17,390,047
                                          ------------   ------------    -----------   ------------
    Guaranteed investment contracts
        with life insurance companies          327,114        327,114        819,059        819,059
    Promissory notes                         2,484,517      2,484,517      2,115,489      2,115,489
                                          ------------   ------------    -----------   ------------
                                             9,253,283      9,253,283     17,982,772     20,324,595
                                          ------------   ------------    -----------   ------------
          Total investments               $137,858,378   $144,542,190    $84,948,959   $115,756,084
                                          ============   ============    ===========   ============

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 1997 and 1996, the net appreciation of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                                      1997             1996
                                                                   -----------      ----------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
   U.S. Government securities                                      $     6,893      $       --
   Common stocks:
     First Hawaiian, Inc.                                           (1,322,626)      1,556,030
     Other                                                              27,000          36,000
   First Hawaiian Bank Investments for Employee Benefit Trusts:
     Pooled Equity Fund                                              1,753,425       3,566,497
     Pooled Fixed Income Fund                                           63,096         266,365
   Mutual funds                                                     10,460,482       4,137,891
INVESTMENTS AT ESTIMATED FAIR VALUE:
   Guaranteed investment contracts with life insurance                 264,205            (611)
       companies
                                                                   -----------      ----------

     Net appreciation of investments                               $11,252,475      $9,562,172
                                                                   ===========      ==========



Dividend income earned from investments in First Hawaiian, Inc. common stock amounted to $221,597 and $371,891 in 1997 and 1996, respectively.

The Plan's investment in guaranteed investment contracts and the guaranteed investment contract mutual funds provide restrictions on access to funds and penalties for early withdrawal of funds. The guaranteed investment contracts provided for guaranteed interest rates ranging from 5.80% to 7.25% at December 31, 1997 and from 6.80% to 8.60% at December 31, 1996.


5.  TRANSFER FROM OTHER RETIREMENT PLAN

In 1996, First Hawaiian, Inc. acquired ANB Financial Corporation, a bank holding company, and its subsidiary, American National Bank ("ANB") (subsequently renamed Pacific One Bank, National Association). As a result, the Plan was amended to include ANB as a participating employer in the Plan. In January 1997, assets from the ANB retirement plan were transferred to the Plan.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

6.  TAX STATUS

The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997.


7.  PRIOR-YEAR FINANCIAL INFORMATION

The statement of changes in net assets available for plan benefits includes certain prior-year summarized comparative information in total but not by fund. Such information does not include sufficient detail to constitute a presentation in conformity with generally accepted accounting principles. Accordingly, such information should be read in conjunction with the Plan's financial statements as of and for the year ended December 31, 1996, from which the summarized information was derived.


8.  EMPLOYER CONTRIBUTIONS

Employer contributions consist of Company profit sharing contributions, 401(k) matching contributions and 401(k) contributions made on behalf of the participants through salary deferral.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

9.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

The following summarizes the changes in net assets available for plan benefits for the year ended December 31, 1997.

                                                 FOR THE YEAR ENDED
                                                  DECEMBER 31, 1997
                                          --------------------------------
                                            JANUARY 1,       MAY 1, 1997
                                               1997            THROUGH
                                             THROUGH         DECEMBER 31,
                                          APRIL 30, 1997        1997
                                              (FIRST           (PUTNAM
                                             HAWAIIAN         FIDUCIARY
                                              BANK)         TRUST COMPANY)       TOTAL
                                          -------------     -------------     ------------
ADDITIONS
                                          -------------      ------------     ------------
   Employer contributions                 $   2,422,789      $  9,522,442     $ 11,945,231
   Interest and dividend income                 335,636        11,042,582       11,378,218
   Net appreciation (depreciation)
     of investments                            (238,916)       11,491,391       11,252,475
   Transfer from other retirement plan          889,411                --          889,411
                                          -------------      ------------     ------------
                                              3,408,920        32,056,415       35,465,335
                                          -------------      ------------     ------------
DEDUCTIONS
   Payments made to participants              2,456,916         5,287,868        7,744,784
   Administrative expenses                       18,455            50,112           68,567
                                          -------------      ------------     ------------
                                              2,475,371         5,337,980        7,813,351
                                          -------------      ------------     ------------

       Increase in net assets                   933,549        26,718,435       27,651,984

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                        120,068,573                --      120,068,573
   One-time transfer to Putnam             (121,002,122)      121,002,122               --
                                          -------------      ------------     ------------

   End of year                            $          --      $147,720,557     $147,720,557
                                          =============      ============     ============

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

9.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND (CONTINUED)

FIRST HAWAIIAN BANK -


                                                   FOR THE PERIOD JANUARY 1, 1997 THROUGH APRIL 30, 1997
                                            ------------------------------------------------------------------
                                                                                GUARANTEED
                                                                                INVESTMENT
                                                                 FIXED           CONTRACT
                                             EQUITY FUND      INCOME FUND          FUND         IMA FUND
                                            -------------    -------------     ------------   -------------
ADDITIONS
  Employer contributions                     $    731,378      $   199,165     $    293,573    $  1,198,673
  Interest and dividend income                    133,388            4,129           44,100         111,097
  Net appreciation (depreciation) of              457,800           60,549          352,794      (1,112,606)
      investments
  Transfer from other retirement plan              89,164           80,858          574,629         133,576
                                             ------------      -----------     ------------    ------------
                                                1,411,730          344,701        1,265,096         330,740
                                             ------------      -----------     ------------    ------------
DEDUCTIONS
  Payments made to participants                   306,576          249,712        1,223,135         596,412
  Administrative expenses                           2,303              654           12,086           3,382
                                             ------------      -----------     ------------    ------------
                                                  308,879          250,366        1,235,221         599,794
                                             ------------      -----------     ------------    ------------
        Increase (decrease) in net assets       1,102,851           94,335           29,875        (269,054)
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of period                          35,301,095        9,783,563       19,845,972      52,544,439
  Transfer (to) from other funds, net            (211,500)         (77,747)         343,324         (36,626)
  One-time transfer to Putnam                 (36,192,446)      (9,800,151)     (20,219,171)    (52,238,759)
                                             ------------      -----------     ------------    ------------

  End of period                              $         --      $        --     $         --    $         --
                                             ============      ===========     ============    ============


                                                    FOR THE PERIOD
                                                    JANUARY 1, 1997
                                                THROUGH APRIL 30, 1997
                                            ------------------------------
                                                                THRIFT
                                                                ACCOUNT
                                                 LOAN         POOLED FIXED
                                                 FUND         INCOME FUND         TOTAL
                                              -----------    -------------    -------------
ADDITIONS
  Employer contributions                      $        --        $      --    $   2,422,789
  Interest and dividend income                     42,893               29          335,636
  Net appreciation (depreciation) of                   --            2,547         (238,916)
      investments
  Transfer from other retirement plan              11,184               --          889,411
                                              -----------        ---------    -------------
                                                   54,077            2,576        3,408,920
                                              -----------        ---------    -------------
DEDUCTIONS
  Payments made to participants                    51,324           29,757        2,456,916
  Administrative expenses                              10               20           18,455
                                              -----------        ---------    -------------
                                                   51,334           29,777        2,475,371
                                              -----------        ---------    -------------
        Increase (decrease) in net assets           2,743          (27,201)         933,549
NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of period                           2,230,579          362,925      120,068,573
  Transfer (to) from other funds, net             (17,451)              --               --
  One-time transfer to Putnam                  (2,215,871)        (335,724)    (121,002,122)
                                              -----------        ---------    -------------

  End of period                               $        --        $      --    $          --
                                              ===========        =========    =============

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

9.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND (CONTINUED)

PUTNAM FIDUCIARY TRUST COMPANY -

                                                       FOR THE PERIOD MAY 1, 1997 THROUGH DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------

                                                                             STABLE                          FIRST
                                             VOYAGER          INCOME          VALUE            VISTA     HAWAIIAN, INC.
                                               FUND            FUND            FUND            FUND        STOCK FUND
                                           ------------     -----------    ------------     -----------   ------------
ADDITIONS
   Employer contributions                  $  1,739,180     $   296,365    $    399,412     $   889,776     $  716,439
   Interest and dividend income               1,731,531         261,884         424,515         977,581        126,928
   Net appreciation (depreciation) of
       investments                            7,983,613         174,164              --         429,976        953,114
                                           ------------     -----------    ------------     -----------     ----------
                                             11,454,324         732,413         823,927       2,297,333      1,796,481
                                           ------------     -----------    ------------     -----------     ----------

DEDUCTIONS
   Payments made to participants                381,598         268,807         778,990         240,592        169,145
   Administrative expenses                          604             185          46,154             245             55
                                           ------------     -----------    ------------     -----------     ----------
                                                382,202         268,992         825,144         240,837        169,200
                                           ------------     -----------    ------------     -----------     ----------

       Increase (decrease) in net assets     11,072,122         463,421          (1,217)      2,056,496      1,627,281


NET ASSETS AVAILABLE FOR PLAN BENEFITS

   Beginning of period                               --              --              --              --             --

   Transfer (to) from other funds, net      (33,510,297)     (5,332,053)    (12,368,715)     11,437,432      6,628,265

   One-time transfer to Putnam               52,156,047       9,854,971      20,327,894              --             --
                                           ------------     -----------    ------------     -----------     ----------

   End of period                           $ 29,717,872     $ 4,986,339    $  7,957,962     $13,493,928     $8,255,546
                                           ============     ===========    ============     ===========     ==========

                                                     FOR THE PERIOD MAY 1, 1997 THROUGH DECEMBER 31, 1997
                                           ----------------------------------------------------------------------------
                                                                             ASSET           ASSET          ASSET
                                           INTERNATIONAL                  ALLOCATION -    ALLOCATION -    ALLOCATION -
                                              GROWTH          S&P 500     CONSERVATIVE      BALANCED         GROWTH
                                               FUND         INDEX FUND        FUND            FUND            FUND
                                           ------------    ------------   ------------    ------------    ------------
ADDITIONS
   Employer contributions                    $  655,347     $   854,457    $   430,192     $   677,905     $   963,560
   Interest and dividend income                 427,357           2,574        554,015       1,154,749         931,170
   Net appreciation (depreciation) of
       investments                             (454,571)      1,203,437       (106,935)       (433,876)       (239,029)
                                             ----------     -----------    -----------     -----------     -----------
                                                628,133       2,060,468        877,272       1,398,778       1,655,701
                                             ----------     -----------    -----------     -----------     -----------

DEDUCTIONS
   Payments made to participants                110,575         303,282      1,510,887         687,385         334,993
   Administrative expenses                          217             234          1,104             197             393
                                             ----------     -----------    -----------     -----------     -----------
                                                110,792         303,516      1,511,991         687,582         335,386
                                             ----------     -----------    -----------     -----------     -----------

       Increase (decrease) in net assets        517,341       1,756,952       (634,719)        711,196       1,320,315


NET ASSETS AVAILABLE FOR PLAN BENEFITS

   Beginning of period                               --              --             --              --              --

   Transfer (to) from other funds, net        6,898,514      11,384,399     10,534,013      14,207,012      11,534,192

   One-time transfer to Putnam                       --              --             --              --              --
                                             ----------     -----------    -----------     -----------     -----------

   End of period                             $7,415,855     $13,141,351    $ 9,899,294     $14,918,208     $12,854,507
                                             ==========     ===========    ===========     ===========     ===========

                                                     FOR THE PERIOD MAY 1, 1997 THROUGH DECEMBER 31, 1997
                                           ------------------------------------------------------------------------

                                                  NEW          MONEY
                                             OPPORTUNITIES     MARKET             LOAN
                                                  FUND          FUND              FUND        CASH        TOTAL
                                              ------------   ----------      ------------   --------   ------------
ADDITIONS
   Employer contributions                     $  1,899,809   $         --    $         --   $     --   $  9,522,442
   Interest and dividend income                    478,385      3,851,455         120,438         --     11,042,582
   Net appreciation (depreciation) of
       investments                               1,981,498             --              --         --     11,491,391
                                              ------------   ------------    ------------   --------   ------------
                                                 4,359,692      3,851,455         120,438         --     32,056,415
                                              ------------   ------------    ------------   --------   ------------

DEDUCTIONS
   Payments made to participants                   466,012          8,000          27,602         --      5,287,868
   Administrative expenses                             724             --              --         --         50,112
                                              ------------   ------------    ------------   --------   ------------
                                                   466,736          8,000          27,602         --      5,337,980
                                              ------------   ------------    ------------   --------   ------------

       Increase (decrease) in net assets         3,892,956      3,843,455          92,836         --     26,718,435


NET ASSETS AVAILABLE FOR PLAN BENEFITS

   Beginning of period                                  --             --              --         --             --

   Transfer (to) from other funds, net          18,592,678    (40,297,367)        182,383    109,547             --

   One-time transfer to Putnam                          --     36,453,912       2,209,298         --    121,002,122
                                              ------------   ------------    ------------   --------   ------------

   End of period                              $ 22,485,634   $         --    $  2,484,517   $109,547   $147,720,557
                                              ============   ============    ============   ========   ============

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997


                                                                                                   PAR VALUE,
                                                                                                    MATURITY
                                                                 MATURITY   INTEREST               VALUE, UNITS,
     IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY         DATE       RATE    COLLATERAL    OR SHARES         COST
 --------------------------------------------------------------  ----------  -------  -----------   -----------  --------------
 MUTUAL FUNDS:
    Putnam Voyager Fund                                             --         --         --         1,529,741    $ 25,397,331
    Putnam Income Fund                                              --         --         --           689,258       4,807,869
    Putnam Stable Value Fund                                        --         --         --         1,091,450       1,091,450
    Putnam Vista Fund                                               --         --         --         1,113,095      12,830,758
    First Hawaiian, Inc. Stock Fund                                 --         --         --           202,059       7,141,573
    Putnam International Growth Fund                                --         --         --           433,149       7,672,834
    Putnam S&P 500 Index Fund                                       --         --         --           569,799      11,733,391
    Putnam Asset Allocation - Conservative Portfolio                --         --         --           971,953       9,878,333
    Putnam Asset Allocation - Balanced Portfolio                    --         --         --         1,320,719      15,224,523
    Putnam Asset Allocation - Growth Portfolio                      --         --         --         1,017,278      12,819,551
    Putnam New Opportunities Fund                                   --         --         --           450,093      20,007,482
                                                                                                                 -------------
                                                                                                                   128,605,095
                                                                                                                 -------------
 GUARANTEED INVESTMENT CONTRACT FUNDS:
    USTPN Capital Preservation Fund                                 --         --         --         6,441,652       6,441,652
                                                                 Variable              Account
 PROMISSORY NOTES                                                 to 2026    Variable  Balance       2,484,517       2,484,517
 GUARANTEED INVESTMENT CONTRACTS WITH LIFE INSURANCE
      COMPANIES:
    Metropolitan Life Insurance Company                          12/31/98    7.25%        --           327,114         327,114
                                                                                                                 -------------

        Total Assets Held For Investment Purposes                                                                 $137,858,378
                                                                                                                 =============


     IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY          FAIR VALUE
 --------------------------------------------------------------  --------------
 MUTUAL FUNDS:
    Putnam Voyager Fund                                            $ 29,141,564
    Putnam Income Fund                                                4,900,621
    Putnam Stable Value Fund                                          1,091,450
    Putnam Vista Fund                                                13,212,432
    First Hawaiian, Inc. Stock Fund                                   8,031,838
    Putnam International Growth Fund                                  7,220,604
    Putnam S&P 500 Index Fund                                        12,860,367
    Putnam Asset Allocation - Conservative Portfolio                  9,690,370
    Putnam Asset Allocation - Balanced Portfolio                     14,699,600
    Putnam Asset Allocation - Growth Portfolio                       12,543,034
    Putnam New Opportunities Fund                                    21,897,027
                                                                  -------------
                                                                    135,288,907
                                                                  -------------
 GUARANTEED INVESTMENT CONTRACT FUNDS:
    USTPN Capital Preservation Fund                                   6,441,652

 PROMISSORY NOTES                                                     2,484,517
 GUARANTEED INVESTMENT CONTRACTS WITH LIFE INSURANCE
      COMPANIES:
    Metropolitan Life Insurance Company                                 327,114
                                                                  -------------

        Total Assets Held For Investment Purposes                  $144,542,190
                                                                  =============

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


IDENTITY OF PARTY INVOLVED  RELATIONSHIP  DESCRIPTION OF ASSET   PURCHASE PRICE      SELLING PRICE    COST OF ASSET
--------------------------  ------------  --------------------   --------------     --------------     -----------
 Bishop Street Funds             (C)      Money Market Fund      $35,517,727 (A)    $    --            $35,517,727
                                                                      --             39,349,482 (A)     39,349,482
 First Hawaiian Bank             (C)      Pooled Equity Fund         400,000 (1)         --                400,000
      Investment
    Fund For Employee                        (2,808 units)
        Benefit
    Trusts (party-in-interest)            Pooled Fixed Income         --              9,760,136 (5)      5,142,756
                                             Fund (205,203
                                                 units)
                                          Money Market                --                 77,402 (1)         77,402
 Fidelity Advisors Equity                 Mutual Fund                 --             20,807,350 (1)     18,184,380
      Portfolio Growth CLI & CLA
 Fidelity Advisors Mid                    Mutual Fund             18,802,975 (2)         --             18,802,975
      Capital Fund CLI                                                               17,960,944 (1)     18,802,975
 Fidelity Advisors Equity                 Mutual Fund                 --             15,657,207 (2)     14,014,264
      Portfolio Income CLI & CLA
 Fidelity Institutional                   Money Market Fund           --              6,727,758 (A)      6,727,758
      Cash Portfolio Treasury I
 Fidelity Advisors Strategy               Mutual Fund                 --              9,588,146 (1)      9,561,990
    Opportunities Fund CLI
 Putnam Income Fund              (D)      Mutual Fund                 --              8,766,274 (A)      8,684,862
 Putnam Vista Fund               (D)      Mutual Fund             13,541,951 (A)         --             13,541,951
 Putnam Voyager Fund             (D)      Mutual Fund              8,235,808 (A)         --              8,235,808
                                                                      --             39,235,659 (A)     34,996,279
 Putnam New Opportunities
    Fund                         (D)      Mutual Fund             21,220,711 (A)         --             21,220,711

 Putnam Asset Allocation -       (D)      Mutual Fund             14,321,228 (A)         --             14,321,228
    Growth Portfolio

                                FAIR VALUE     NET GAIN
IDENTITY OF PARTY INVOLVED     OF ASSET (B)     (LOSS)
--------------------------     -----------    ----------
 Bishop Street Funds           $35,517,727    $   --
                                39,349,482        --
 First Hawaiian Bank               400,000        --
      Investment
    Fund For Employee                             --
        Benefit
    Trusts (party-in-interest)   9,760,136     4,617,380


                                    77,402        --
 Fidelity Advisors Equity       20,807,350     2,622,970
      Portfolio Growth CLI
      & CLA
 Fidelity Advisors Mid          18,802,975        --
      Capital Fund CLI          17,960,944      (842,031)
 Fidelity Advisors Equity       15,657,207     1,642,943
      Portfolio Income CLI & CLA
 Fidelity Institutional          6,727,758        --
      Cash Portfolio
      Treasury I
 Fidelity Advisors Strategy      9,588,146        26,156
    Opportunities Fund CLI
 Putnam Income Fund              8,766,274        81,412
 Putnam Vista Fund              13,541,951        --
 Putnam Voyager Fund             8,235,808        --
                                39,235,659     4,239,380
 Putnam New Opportunities
    Fund                        21,220,711        --

 Putnam Asset Allocation -      14,321,228        --
    Growth Portfolio


Note:
(A) Includes numerous transactions.
(B) Fair value at date of transaction.
(C) Fund is managed by First Hawaiian Bank, which is a subsidiary of First Hawaiian, Inc.
(D) Fund is managed by Putnam, trustee of Plan.
(E) Plan sponsor.
(#) Indicates number of transactions.

                    FIRST HAWAIIAN, INC. PROFIT SHARING PLAN

                          YEAR ENDED DECEMBER 31, 1997




IDENTITY OF PARTY INVOLVED  RELATIONSHIP  DESCRIPTION OF ASSET   PURCHASE PRICE      SELLING PRICE    COST OF ASSET
--------------------------  -----------   --------------------   --------------     ---------------    -----------
 Putnam Asset Allocation -       (D)      Mutual Fund            $16,856,510 (A)    $    --            $16,856,510
    Balanced Portfolio
 Putnam Asset Allocation -       (D)      Mutual Fund             13,180,605 (A)         --             13,180,605
    Conservative Portfolio
 Putnam S&P 500 Index Fund       (D)      Mutual Fund             13,371,711 (A)         --             13,371,711
 Putnam International            (D)      Mutual Fund              8,846,902 (A)         --              8,846,902
      Growth Fund
 First Hawaiian, Inc.            (E)      Mutual Fund              7,892,684 (A)         --              7,892,684
      Stock Fund
 Putnam Stable Value Fund        (D)      Mutual Fund              6,160,487 (A)         --              6,160,487
                                                                      --             18,628,165 (A)     18,628,165
 Putnam Money Market Fund        (D)      Money Market                --             40,305,367 (2)     40,305,367

                               FAIR VALUE     NET GAIN
IDENTITY OF PARTY INVOLVED    OF ASSET (B)      (LOSS)
--------------------------    -------------  ------------
 Putnam Asset Allocation -    $16,856,510    $   --
    Balanced Portfolio
 Putnam Asset Allocation -     13,180,605        --
    Conservative Portfolio
 Putnam S&P 500 Index Fund     13,371,711        --
 Putnam International           8,846,902        --
      Growth Fund
 First Hawaiian, Inc.           7,892,684        --
      Stock Fund
 Putnam Stable Value Fund       6,160,487        --
                               18,628,165        --
 Putnam Money Market Fund      40,305,367        --


Note:
(A) Includes numerous transactions.
(B) Fair value at date of transaction.
(C) Fund is managed by First Hawaiian Bank, which is a subsidiary of First Hawaiian, Inc.
(D) Fund is managed by Putnam, trustee of Plan.
(E) Plan sponsor.
(#) Indicates number of transactions.

                              REQUIRED INFORMATION

First Hawaiian, Inc. Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are incorporated herein by this reference.


                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       FIRST HAWAIIAN, INC. PROFIT SHARING PLAN




Date  June 12, 1998                    By         /s/ SHEILA M. SUMIDA
     ---------------                   -----------------------------------------
                                                      Sheila M. Sumida
                                                     Plan Administrator

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the incorporation by reference in the registration statement of First Hawaiian, Inc. and Subsidiaries on Form S-8 (File No. 333-22107) of our report dated May 12, 1998, on our audits of the financial statements and schedules of the First Hawaiian, Inc. Profit Sharing Plan as of and for the years ended December 31, 1997 and 1996, which report is included in this Annual Report on Form 11-K.


/s/ Coopers & Lybrand L.L.P.


Honolulu, Hawaii
June 11, 1998